UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Interim Results for the six months to 30th June 2024 (Unaudited)

29th July 2024	Solid H1 financial performance; No change to 2024 and 2025 guidance; Beyond 2025, expect to grow at mid-single digits with expanding adjusted operating margins

Financial Highlights

£m	H1 2024	H1 2023	£m	H1 2024	H1 2023
Business performance			Statutory results
Sales	1,754	1,879	Sales	1,754	1,879
Adjusted operating profit	250	250	Operating profit	219	219
Operating cash flow	129	79	Profit for the period	158	187
Free cash flow	27	(50)	Net cash generated from operations	185	106
Adjusted earnings per share	25.6p	25.6p	Basic earnings per share	23.1p	26.1p

Highlights

●	Underlying Group sales growth1 of 2%, excluding OPM2 and the Strategic Review3 businesses with each segment performing broadly in line with our expectations.
●	Underlying adjusted operating profit growth1 of 4% to £250m.
●	Strong free cash flow performance up £77m to £27m.
●	£500m share buyback substantially complete and raised interim dividend by 6%, while balance sheet remains robust.
●	Remain on track to deliver on FY24 expectations and reiterate guidance out to 2025.
●
Beyond 2025, Pearson is positioned to deliver mid-single digit underlying sales CAGR and sustained margin improvement that will equate to an average increase of 40 basis points per annum by continuing to drive performance in the core business, executing synergies and expanding into adjacent markets.

Omar Abbosh, Pearson's Chief Executive, said:

"Since joining Pearson at the start of the year, I have led a comprehensive review of our business and the markets in which we operate. This process has only reinforced my conviction in the potential of Pearson and the vital role we play in helping people realise the life they imagine through learning. Significant demographic shifts and rapid advances in AI will be important drivers of growth in education and work over the coming years, and this plays to Pearson's strengths as a trusted provider of learning and assessment services.

We are implementing plans across all of our businesses that will see us deliver better products & services with greater efficiency. We're also focusing on opportunities to progressively build our presence in materially larger and higher growth markets in which we are well positioned to succeed, with a particular focus on early careers and enterprise skilling.

"Our good strategic and financial performance in the first half of the year sets us up to achieve our guidance for the current year and for 2025, and we expect thereafter to continue to deliver attractive growth with progressive improvements in our margins alongside consistently strong cash generation."

Underlying sales growth1 of 2%, excluding OPM2 and Strategic Review3 businesses; 1% in aggregate

●	Assessment & Qualifications sales grew 2%, with growth across Pearson VUE, Clinical, and UK & International Qualifications partially offset by an expected, small decline in US Student Assessments.
●
Virtual Schools sales declined 1%, reflecting the previously announced contract losses for the current academic year. Virtual Learning sales declined 8% mostly attributable to the final portion of the OPM ASU contract in the first half of 2023.

●	Higher Education sales were down 2%, in line with our phasing guidance. We are seeing encouraging signs of progress in the business with Spring adoption data indicating small market share gains.
●
English Language Learning sales increased 11% due to strong growth in Institutional as well as growth in Mondly, partially offset by a sales decline in PTE given market dynamics. The Argentina FX impact discussed at Q1 has reduced as expected, and will be immaterial in a full year context.

●	Workforce Skills sales grew 6%, with strong performances in Vocational Qualifications, GED and Credly.

Adjusted operating profit1 up 4% on an underlying basis to £250m

●
Performance driven by trading alongside net cost phasing and savings, partially offset by inflation and restructuring charges in Higher Education, which were weighted to the first half. First half adjusted profit margin grew to 14% (H1 2023: 13%).

●	Headline growth was flat reflecting underlying performance, portfolio changes and currency movements.
●	Adjusted earnings per share was flat at 25.6p (H1 2023: 25.6p) with higher net interest costs offset by the reduction in issued shares, both due to the share buyback.

Strong free cash flow with robust balance sheet enabling continued investment and driving increased shareholder returns

●	Operating cash flow was again strong, up £50m to £129m (H1 2023: £79m) with good underlying fundamentals, as well as some phasing and FX benefits.
●	Free cash flow was also strong, up £77m to £27m (H1 2023: (£50)m) given the operating cash performance and no reorganisation costs this year.
●	Our balance sheet remains robust with net debt of £1.2bn (H1 2023: £0.9bn), the year on year increase being due to the £500m share buyback and dividends, partially offset by free cash flow.
●	Proposed interim dividend of 7.4p (H1 2023: 7.0p) represents an increase of 6%.
●
The previously announced buyback extension to repurchase £200m of shares continued. As at 30th June 2024 £163m of shares had been repurchased at an average price of 994p per share, representing 81% of the total programme.

Continued operational progress

Operational progress continued across each of our businesses

●
In Assessment & Qualifications, Pearson VUE renewed and won a number of key contracts, which will support future growth. Pearson VUE wins included university entrance tests in the UK and the teacher licence contract in Georgia, and it renewed key contracts with the National Council of State Boards of Nursing, the Project Management Institute, and the American Registry of Radiologic Technologists. PDRI also saw good growth, with strong volumes across both the TSA and United States Airforce contracts.

●
In Virtual Schools, we have already announced the opening of 3 new schools this year and a further 19 career programmes. This brings our total number of schools to 40, with 24 career programmes, across 30 states for the 2024/25 academic year.

●
In Higher Education, recent Spring semester market data indicates a small gain in adoption share, while we also saw 3% growth in core text units, 2% growth in US digital subscriptions and Inclusive Access growth of 25%. Pearson+ continued to perform well with 5.0m cumulative registered users and paid subscriptions for the full academic year increasing 18% to 1.1m. We are seeing good engagement with our AI study tools, and are on track to extend to a further c.80 titles for Fall back to school. Pearson will also be launching AI tools for instructors for the Fall 2024 semester in 25 of our best-selling titles across business, math, science, and nursing in the US.

●
In English Language Learning, PTE continued to gain market share, despite a market which has declined given tightening of policies around international study and migration across Australia, Canada and the UK. Given these market dynamics, we expect PTE sales to be flat to down for the year. Our market share gains in PTE, and the ramp up for Canada, mean we are well placed for English high stakes testing market growth, which we expect in the medium term given demographic projections.

●	In Workforce Skills, Vishaal Gupta joined Pearson on April 15th to lead the division, and play a critical role in executing our enterprise skills strategy.
●
Dave Treat joined Pearson as Chief Technology Officer on 2nd July 2024. Dave will report to CEO, Omar Abbosh, and work in close partnership with Pearson's Chief Product and Chief Information Officers. He will lead technology innovation and architecture across the company.

●
Ginny Cartwright Ziegler joined Pearson, today, 29 July 2024 as Chief Marketing Officer. Ginny will report to CEO Omar Abbosh and will lead the next generation of our work in marketing, brand and communications. Ginny is succeeding Lynne Frank, who has stepped down from her dual role as Chief Marketing Officer and Co-President, Direct to Consumer.

Positioning Pearson for sustained growth with continued higher margins

Through an extensive examination of the business and the markets in which we operate, we have identified a targeted market expansion opportunity for Pearson and have updated our strategy to drive higher performance in the core business and unlock new synergies

●
 Pearson is in a strong position today. We are the world's lifelong learning company, where we are trusted to help individuals realise the life they imagine through learning. Our five businesses have clear lines of accountability and improving financial performance, with particular strength in assessments and verification.

●	We are leaders today in a c.$15bn subsegment of the U.S. learning market, and are well positioned to play in a larger, and faster growing c.$80bn addressable market.
●
The opportunity for Pearson will be supported by two key secular trends foreseen over the coming years: shifts in demographic trends and the rapid growth in the power of AI. The demographic shift will see the baby boomer generation leave the workforce, resulting in heightened pressure on talent sourcing, and the rapid development of increasingly powerful AI models will significantly change the world of work and skills requirements. Employers will need to find new pools of talent and continuously develop and verify the skills of their workforces to keep pace with and benefit from technology and AI advancements.

●	To realise the growth opportunity for Pearson we will:

● Drive further performance from our existing five core businesses to deliver an improved customer proposition, growth and efficiencies. We have identified a number of technology enabled initiatives, which we expect to unlock tens of millions of          savings over the medium term. Initially these savings will be offset by restructuring costs, but as these pay back they will enable us to further invest in growth opportunities.

● Unlock execution-based synergies across the business units from product & service bundling, a modern approach to software and product development, and a focus on strategic partnerships.
●	We will allocate our investment where we see the best opportunities for growth and returns: firstly assessments and verifications; then enterprise skills and early careers.
●
We will maintain net debt to EBITDA of around 2x, on average over time, though in the short term we intend to remain below this level to maintain some investment optionality. Our dividend policy is progressive and sustainable. At present, we do not plan to extend our share buyback programme, but are committed to regularly reviewing this.

Outlook

2024 Outlook reaffirmed4
Group underlying sales growth, adjusted operating profit and tax outlook for 2024 remain in line with market expectations. As guided, interest will be c.£45m and free cash flow conversion 95-100%.

In terms of divisional guidance and phasing:

●	Expect improved growth momentum in the second half of 2024 with the growth of Higher Education and normalised comparators for the assessments businesses.
●	In Assessment & Qualifications, we continue to expect low to mid-single digit sales growth for the year, with sales growth weighted to H2.
●
In Virtual Schools, we continue to expect sales to decline at a similar rate to 2023, given the previously cited loss of a larger partner school for the 2024/25 academic year. We expect Virtual Schools to return to growth in 2025 and beyond.

●	In Higher Education, we remain confident we will return to growth in the second half and for the full year. Growth in digital sales will continue to shift revenue recognition from Q3 to Q4.
●
In English Language Learning, we continue to expect high single digit sales growth and growth weighted to the second half given the outstanding performance in the first half of 2023. The growth will be driven mainly by Institutional, with PTE being flat to down.

●	In Workforce Skills, we expect to achieve high single digit sales growth.
●	Every 1c movement in £:$ rate equates to approximately £5m adjusted operating profit impact.

2025 Outlook
We continue to expect the Group to achieve mid-single digit underlying sales 3-year CAGR from 2022 to 2025, excluding OPM and Strategic Review businesses, and remain on track to achieve our 16-17% adjusted operating profit margin guidance.

Medium Term Outlook
Our future growth and investment focus will lead to mid-single digit underlying sales CAGR. Through continued operational improvements, we also expect to deliver sustained margin improvement that will equate to an average increase of 40 basis points per annum beyond 2025. We will maintain free cash flow conversion in the region of 90-100% on average across the period.

Contacts

Investor Relations	Jo Russell Alex Shore	+44 (0) 7785 451 266 +44 (0) 7720 947 853
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo	Ed Cropley	+44 (0) 7492 949 346
Pearson	Laura Ewart	+44 (0) 7798 846 805
Results event
Pearson's Interim Results presentation will be held today at both 09:30 and 14:00 (BST). If you would like to attend the in-person session at 09:30, please email amy.plavecky@pearson.com.  Register to join either session virtually here https://pearson.connectid.cloud/register

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

KPIs

KPI	Objective	KPI Measure	H1 2024	H1 2023
Digital Growth	Drive digital sales growth	OnVUE volumes	1.2m	1.5m*
		Higher Education US digital subscriptions	4.5m	4.4m+
		PTE volume	546k	606k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+67	+67
		NPS for PTE	+57	+56
		Pearson+ registered users	5.0m	4.7m
		Mondly paid subscriptions	532k	473k
		Workforce Skills registered users	5.4m	5.3m
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.1 days	1.1 days
		VUE test volumes	10.9m	10.8m*
		VUE partner retention	99.7%	98.0%
		Workforce Skills number of enterprise customers	1,487	1,556
		Higher Education product usage - text units	2.1m	2.0m

*H1 2023 figures have been restated for adjustments made in H2 2023.
+H1 2023 US digital subscriptions restated from 4.5m to 4.4m due to removal of non-paying subscribers.
The above table is a subset of our full list of strategic KPIs, which will be reported on alongside full year results.
For a full list of KPI measure definitions, please refer to: https://plc.pearson.com/en-GB/purpose/our-targets-kpis

Operational review

£m	H1 2024	H1 2023	Headline growth	CER growth1	Underlying growth1
Sales
Assessment & Qualifications	811	796	2%	4%	2%
Virtual Learning	254	373	(32%)	(31%)	(8%)
Higher Education	358	379	(6%)	(4%)	(2%)
English Language Learning	188	184	2%	11%	11%
Workforce Skills	143	140	2%	3%	6%
Strategic review3	-	7	(100%)	(100%)	(100%)
Total	1,754	1,879	(7%)	(4%)	1%
Total, excluding OPM2 and Strategic Review3					2%

Adjusted operating profit/loss
Assessment & Qualifications	187	174	7%	10%	7%
Virtual Learning	31	47	(34%)	(32%)	(32%)
Higher Education	(1)	(1)	0%	100%	100%
English Language Learning	4	8	(50%)	38%	38%
Workforce Skills	29	21	38%	33%	27%
Strategic review3	-	1	(100%)	(100%)	(100%)
Total	250	250	0%	5%	4%

1Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 6, 7 and 14. c) Constant exchange rates are calculated by assuming the average FX in the prior period prevailed through the current period.
2In 2023, we completed the sale of the POLS business and as such have removed from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance. As expected, there are no sales in the OPM business in 2024.
3Strategic Review is sales in international courseware local publishing businesses which have been wound down. As expected, there are no sales in these businesses in 2024.
42024 consensus on the Pearson website as at 22nd November 2023; organic CER sales growth of 3.7%, median adjusted operating profit of £621m at £:$ 1.22, tax rate 24%.

Assessment & Qualifications
In Assessment & Qualifications, sales increased 2% on an underlying basis and 2% on a headline basis. Adjusted operating profit increased 7% in underlying terms due to operating leverage on sales growth, and cost phasing and savings partially offset by inflation and 7% in headline terms due to this, PDRI profit and currency movements.

Pearson VUE sales were up 4% in underlying terms driven by favorable mix and value-added services. Test volumes increased versus the same period last year to 10.9m. PDRI also saw good growth with strong volumes.

In US Student Assessment, sales decreased 3% in underlying terms due to reduced scope and phasing of some contracts which will normalise in the second half.

In Clinical Assessment, sales increased 1% in underlying terms supported by pricing, digital product growth and a new product release.

In UK and International Qualifications, sales increased 7% in underlying terms driven by volume, pricing and strong International growth.

Virtual Learning
Virtual Schools sales were down 1% on an underlying basis, given the previously cited loss of a larger partner school in the 2023/24 academic year. In Virtual Learning, sales decreased 8% on an underlying basis mostly attributable to the final portion of the OPM ASU contract in the first half of 2023 and 32% on a headline basis due to currency movements and the disposal of the OPM business. Adjusted operating profit declined 32% in underlying terms, as the prior year comparator benefited from the ASU contract, and decreased 34% in headline terms due to this and currency movements.

Higher Education
In Higher Education, sales declined 2% on an underlying basis, in line with our phasing guidance, and decreased 6% on a headline basis due to this, currency movements and portfolio changes. Adjusted operating profit increased in underlying terms driven by cost savings partially offset by restructuring costs and trading and was flat in headline terms due to this offset by currency movements and portfolio changes.

We also saw a strong performance in K-12 with sales growth of 12%, given strong adoption cycle fundamentals in this market this year.

English Language Learning
In English Language Learning, sales were up 11% on an underlying basis due to strong growth in Institutional (including hyperinflationary pricing in Argentina) as well as growth in Mondly, and 2% on a headline basis due to this offset by currency movements.  Adjusted operating profit increased by 38% in underlying terms due to increased operating leverage on sales partially offset by increased investment and decreased 50% in headline terms due to this and currency movements.

PTE volumes were down 10%, due to declines in the English High Stakes testing market due to tightening of policies around international study and migration. PTE has continued to see market share gains, particularly in India and China, while it also continues to benefit in the ramp up for Canada.

Within Institutional, performance was strong, with particularly good growth in Latin America and the Middle East.

Our Online Self-Study business, Mondly, performed well with paid subscriptions increasing 12% versus the prior period driven by new enterprise contracts and DTC users.

Workforce Skills
In Workforce Skills, sales were up 6% on an underlying basis and 2% on a headline basis. Adjusted operating profit increased by 27% in underlying terms due to trading and cost savings and increased 38% in headline terms due to this, currency movements and portfolio changes.

Both the Vocational Qualifications and the Workforce Solutions businesses grew by 6% in underlying terms.

FINANCIAL REVIEW

Operating result

Sales for the six months to 30 June 2024 decreased on a headline basis by £125m or 7% from £1,879m for the six months to 30 June 2023 to £1,754m for the same period in 2024 and adjusted operating profit remained at £250m in the first half of 2024 compared to £250m in the first half of 2023 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2024 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied, when relevant. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in 2023 or 2024 and by ensuring the contribution from acquisitions is comparable year on year. For prior year acquisitions, the corresponding pre-acquisition period is excluded from the current year. Portfolio changes mainly relate to the disposals of the Group's interest in POLS, Pearson College and our international courseware local publishing business in India and businesses within Higher Education in 2023, and the acquisition of PDRI in 2023.

On an underlying basis, sales increased by 1% in the first six months of 2024 compared to the equivalent period in 2023 and adjusted operating profit increased by 4%. Currency movements decreased sales by £45m and adjusted operating profit by £12m, and portfolio changes decreased sales by £93m and increased adjusted operating profit by £1m. There were no new accounting standards adopted in the first half of 2024 that impacted sales or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation, when relevant, property charges and one off-costs related to the UK pension scheme. A summary of these adjustments is included below and in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Operating profit	219	219	498
Add back: Intangible charges	20	24	48
Add back: UK pension discretionary increase	5	-	-
Add back: Other net gains and losses	6	7	16
Add back: Property charges	-	-	11
Adjusted operating profit	250	250	573

Intangible amortisation charges to the end of June 2024 were £20m compared to a charge of £24m in the equivalent period in 2023. This is due to increased amortisation from recent acquisitions which is more than offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

UK pension discretionary increases in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses in 2024 relate to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. Other net gains and losses in 2023 relate largely to the gain on disposal of the POLS business and a gain resulting from the release of a provision related to a previous disposal, offset by losses on the disposal of Pearson College and costs related to disposals and acquisitions.

Property charges of £11m in the second half of 2023 relate to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes. There are no such charges in the first half of 2024.

The reported operating profit of £219m in the first half of 2024 compares to a profit of £219m in the first half of 2023, with the disposal of POLS and other businesses in 2023 reducing sales but having minimal impact on profit, and unfavourable FX movements and inflation costs being offset by operating leverage on sales and cost phasing and savings.

Due to seasonal bias in some of the Group's businesses, Pearson typically makes a higher proportion of its profits and operating cash flows in the second half of the year.

Net finance costs
Net finance income decreased on a headline basis from income of £17m in the first half of 2023 to an expense of £7m in the same period in 2024. The decrease is primarily due to losses on investments held at fair value through profit and loss (FVTPL) compared to gains in 2023, a reduction in foreign exchange gains, increased borrowings and a reduction in returns on cash deposits.

Net interest payable reflected in adjusted earnings to 30 June 2024 was £21m, compared to a payable of £12m in the first half of 2023. The increase is primarily due to increased borrowings and a reduction in returns on cash deposits.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as FVTPL foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In the period to 30 June 2024, the total of these items excluded from adjusted earnings was net income of £14m compared to net income of £29m in the first half of 2023. Net finance income relating to retirement benefits decreased from £13m in the first half of 2023 to £11m in 2024 reflecting the comparative funding position of the plans at the beginning of each year offset by higher prevailing discount rates. Fair value movements on investments in unlisted securities are a loss of £8m in the first half of 2024 compared to a gain of £5m in 2023. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation
The reported tax on statutory earnings for the six months to 30 June 2024 was a charge of £54m compared to a charge of £49m in the period to 30 June 2023. This equates to an effective tax rate of 25.5% (2023: 20.8%). The higher effective tax rate compared to the prior period is primarily due to a tax credit being recognised on the disposal of the POLS business in 2023 which is not recurring in 2024.

The total adjusted tax charge for the period was £54m (2023: £54m), corresponding to an effective tax rate on adjusted profit before tax of 23.6% (2023: 22.7%). For a reconciliation of the adjusted measure see note 4 to the condensed consolidated financial statements.

In the first half of 2024, there was a net tax payment of £69m (2023: £59m), principally relating to the US and the UK.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £9m at 30 June 2024 compares to a loss at 30 June 2023 of £166m. The loss in 2024 arises from an overall weakening of the majority of currencies to which the Group is exposed, partially offset by a slight strengthening of the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar closing rate at 30 June 2024 was £1:$1.26 compared to the opening rate of £1:$1.27. At the end of June 2023, the US dollar rate was £1:$1.27 compared to the opening rate of £1:$1.21.

Also included in other comprehensive income at 30 June 2024 is an actuarial gain of £1m in relation to retirement benefit obligations. The gain arises largely from losses on assets and experience losses, offset by a decrease in liabilities driven by higher discount rates. The gain in 2024 compares to an actuarial loss at 30 June 2023 of £27m.

Fair value losses of £4m (2023: gains of £2m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income (FVOCI).

In 2023, a gain of £122m was recycled from the currency translation reserve to the income statement in relation to the disposal of the POLS business.

Cash flow and working capital
Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 14 to the condensed consolidated financial statements). Operating cash flow increased on a headline basis by £50m from an inflow of £79m in the first half of 2023 to an inflow of £129m in the first half of 2024. The increase is largely explained by reduced capital expenditure on product development, property, plant, equipment and software and FX as well as favourable working capital movements, some of which arise from portfolio changes.

The equivalent statutory measure, net cash generated from operations, was an inflow of £185m in 2024 compared to an inflow of £106m in 2023. Compared to operating cash flow, this measure includes reorganisation costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In the first half of 2024, reorganisation cash outflow was £5m compared to £46m in the same period in 2023.

In the first half of 2024, there was an overall increase of £23m in cash and cash equivalents from £309m at the end of 2023 to £332m at 30 June 2024. The increase in 2024 is primarily due to the cash inflow from operations of £185m and proceeds from borrowings of £495m offset by payments for the acquisition of subsidiaries of £38m, share buyback programme of £278m, dividends paid of £107m, own share purchases of £37m, tax paid of £69m, net interest payments of £28m, capital expenditure on property, plant, equipment and software of £58m and payments of lease liabilities of £39m.

The movement on trade and other liabilities is driven by the payment of deferred consideration relating to previous acquisitions, the net movement on the accrual for share buyback programmes as well as movements in working capital balances.

Liquidity and capital resources
The Group's net debt increased from £744m at the end of 2023 to £1,177m at the end of June 2024. The increase is largely due to free cash flow which is more than offset by the share buyback programme and dividend payments.

At 30 June 2024, the Group had drawn £495m on its Revolving Credit Facility.

At 30 June 2024, the Group had approximately £0.5bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2027. In assessing the Group's ability to continue as a going concern for the period until 31 December 2025, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2024, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2025. During the period under evaluation, the Group has a €300m bond (converted to c£260m) due for repayment in May 2025 and the model assumes that this is refinanced with a similar sized bond in 2024. In all scenarios, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £30m in the period to 30 June 2024 (30 June 2023: £23m) of which a charge of £41m (30 June 2023: £36m) was reported in operating profit and income of £11m (30 June 2023: £13m) was reported against other net finance costs. In the period to 30 June 2024, a charge of £5m (30 June 2023: nil) related to one-off discretionary pension increases has been excluded from adjusted operating profit.

The overall surplus on UK Group pension plans of £491m at the end of 2023 has decreased to a surplus of £485m at the end of June 2024. The decrease has arisen principally due to asset returns being lower than expected, an increase in long-term inflation expectations, and inflation over the period being slightly higher than was expected at the beginning of the year. In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £455m at the end of 2023 to a net asset of £449m at the end of June 2024.

Businesses acquired
The Group made no acquisitions of subsidiaries in H1 2024. The cash outflow in H1 2024 relating to acquisitions of subsidiaries was £38m, arising from the payment of deferred consideration in respect of prior year acquisitions, mainly Credly and Mondly, which were acquired in 2022. In addition, there was a cash outflow relating to investments of £7m.

The cash outflow in the first half of 2023 relating to acquisitions of subsidiaries was £173m arising primarily from the acquisition of PDRI. In addition, there was a cash outflow relating to the acquisition of associates of £5m and investments of £6m.

Businesses disposed
The Group made no disposals of subsidiaries in H1 2024. In 2024, the cash outflow relating to costs paid in relation to the disposal of businesses in prior years was £6m. The cash outflow in the first half of 2023 relating to the disposal of businesses was £19m mainly relating to the disposal of POLS and Pearson College.

In addition, the Group sold part of its investment in its associate, Academy of Pop, for £4m (which has not yet been paid), resulting in a gain of £2m. The remaining stake is now classified as a financial investment.

Dividend
The dividend accounted for in the six months to 30 June 2024 is the final dividend in respect of 2023 of 15.7p. An interim dividend for 2024 of 7.4p was declared by the Board in July 2024 and will be accounted for in the second half of 2024.

The interim dividend will be paid on 16 September 2024 to shareholders who are on the register of members at close of business on 9 August 2024 (the Record Date). Shareholders may elect to reinvest their dividend in the Dividend Reinvestment Plan (DRIP). The last date for receipt of DRIP elections and revocations will be 23 August 2024. A Dividend Reinvestment Plan (DRIP) is provided by our Registrar, Computershare Investor Services. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.computershare.com/Investor

Share buyback
On 20 September 2023, the Board approved a £300m share buyback programme in order to return capital to shareholders, with a further £200m extension being announced by the Group on 1 March 2024. In the first half of 2024, c28m shares have been bought back at a cash cost of £278m. The £300m programme completed in March 2024 and as at 30 June 2024 the £200m programme was c80% complete. A £40m liability for the remainder of the £200m programme plus related costs has been accrued as at 30 June 2024. At 31 December 2023, a liability of £118m was accrued in relation to the £300m share buyback programme. The nominal value of the cancelled shares of £7m has been transferred to the capital redemption reserve. In the period from 1 to 26 July 2024, an additional c2m of shares have been repurchased.

Principal risks and uncertainties
In the 2023 Annual Report and Accounts, we set out our assessment of the principal risk issues that face the business under the categories: accreditation risk, artificial intelligence, content and channel risks, capability risk, competitive marketplace, customer expectations, portfolio change, and reputation and responsibility.

We also noted in our 2023 Annual Report and Accounts that the Group continues to closely monitor significant near-term and emerging risks which have been identified as climate transition, inflation and interest rates, recession, supply chain, tax and sanctions and geopolitics.

The principal risks and uncertainties are summarised below. The selection of principal risks will be reviewed in the second half of the year alongside the Group's long-term strategic planning process. However, these risks have not changed materially from those detailed in the 2023 Annual Report.

Accreditation Risk

Termination or modification of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries, and professional associations, reducing their eligibility for funding or attractiveness to learners.

Artificial Intelligence, Content and Channel Risk

The risk that Pearson's intellectual property is harder to protect as a result of increased content generation through artificial intelligence and that Pearson's content and method of delivery (channel) is, or is perceived to be, insufficiently differentiated in terms of outcomes or learner experience.

Capability Risk

Inability to meet our contractual obligations or to transform as required by our strategy due to infrastructure, system or organisational challenges.

Competitive Marketplace

Significant changes in our target markets could make those markets less attractive. This could be due to significant changes in demand or in supply which impact the addressable market, market share and margins (e.g. changes in enrolments, in-sourcing of learning and assessment by customers, open educational resources, a shift from in person to virtual or vice versa or innovations in areas such as generative AI).

Customer Expectations

Rising end-user expectations increase the need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Portfolio Change

Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key divisional and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.

Reputation and Responsibility

The risk of serious reputational harm through failure to meet obligations to key stakeholders. These include legal and regulatory requirements, the possibility of serious unethical behaviour and serious breaches of customer trust.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2024

all figures in £ millions	note	2024	2023	2023
		half year	half year	full year

Continuing operations

Sales	2	1,754	1,879	3,674
Cost of goods sold		(875)	(960)	(1,839)
Gross profit		879	919	1,835

Operating expenses		(654)	(688)	(1,322)
Other net gains and losses	2	(6)	(7)	(16)
Share of results of joint ventures and associates		-	(5)	1
Operating profit	2	219	219	498

Finance costs	3	(57)	(36)	(81)
Finance income	3	50	53	76
Profit before tax		212	236	493
Income tax	4	(54)	(49)	(113)
Profit for the period		158	187	380

Attributable to:
Equity holders of the company		157	186	378
Non-controlling interest		1	1	2

Earnings per share from continuing operations (in pence per share)
Basic	5	23.1p	26.1p	53.1p
Diluted	5	22.8p	25.9p	52.7p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2024

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Profit for the period	158	187	380

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(9)	(166)	(177)
Currency translation adjustment on disposals	-	(122)	(122)
Attributable tax	-	1	-

Items that are not reclassified to the income statement
Fair value gain on other financial assets	(4)	2	1
Attributable tax	-	-	-

Remeasurement of retirement benefit obligations	1	(27)	(85)
Attributable tax	-	7	20
Other comprehensive expense	(12)	(305)	(363)
Total comprehensive income / (expense)	146	(118)	17

Attributable to:
Equity holders of the company	145	(118)	16
Non-controlling interest	1	-	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2024

all figures in £ millions	note	2024	2023	2023
		half year	half year	full year

Property, plant and equipment		207	226	217
Investment property		75	60	79
Intangible assets	9	3,050	3,126	3,091
Investments in joint ventures and associates		11	17	22
Deferred income tax assets		34	27	35
Financial assets - derivative financial instruments		4	41	32
Retirement benefit assets		491	554	499
Other financial assets		141	138	143
Income tax assets		41	41	41
Trade and other receivables		134	138	135
Non-current assets		4,188	4,368	4,294

Intangible assets - product development		941	947	947
Inventories		89	110	91
Trade and other receivables		1,081	1,060	1,050
Financial assets - derivative financial instruments		55	17	16
Current income tax assets		23	10	15
Cash and cash equivalents (excluding overdrafts)		332	355	312
Current assets		2,521	2,499	2,431

Assets classified as held for sale		-	15	2
Total assets		6,709	6,882	6,727

Financial liabilities - borrowings		(1,300)	(1,308)	(1,094)
Financial liabilities - derivative financial instruments		(3)	(43)	(38)
Deferred income tax liabilities		(56)	(31)	(46)
Retirement benefit obligations		(42)	(54)	(44)
Provisions for other liabilities and charges		(14)	(14)	(15)
Other liabilities		(65)	(80)	(98)
Non-current liabilities		(1,480)	(1,530)	(1,335)

Trade and other liabilities		(1,036)	(1,020)	(1,275)
Financial liabilities - borrowings		(313)	(75)	(67)
Financial liabilities - derivative financial instruments		(44)	(5)	(5)
Current income tax liabilities		(15)	(27)	(32)
Provisions for other liabilities and charges		(10)	(37)	(25)
Current liabilities		(1,418)	(1,164)	(1,404)

Liabilities classified as held for sale		-	-	-
Total liabilities		(2,898)	(2,694)	(2,739)

Net assets		3,811	4,188	3,988

Share capital		167	179	174
Share premium		2,644	2,635	2,642
Treasury shares		(15)	(20)	(19)
Reserves		1,000	1,381	1,177
Total equity attributable to equity holders of the company		3,796	4,175	3,974
Non-controlling interest		15	13	14
Total equity		3,811	4,188	3,988

The condensed consolidated financial statements were approved by the Board on 28 July 2024.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2024

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

2024 half year
At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
Profit for the period	-	-	-	-	-	-	157	157	1	158
Other comprehensive income / (expense)	-	-	-	-	(4)	(9)	1	(12)	-	(12)
Total comprehensive income / (expense)	-	-	-	-	(4)	(9)	158	145	1	146
Equity-settled transactions1	-	-	-	-	-	-	16	16	-	16
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	(7)	-	-	7	-	-	(204)	(204)	-	(204)
Purchase of treasury shares	-	-	(30)	-	-	-	-	(30)	-	(30)
Release of treasury shares	-	-	34	-	-	-	(34)	-	-	-
Dividends	-	-	-	-	-	-	(107)	(107)	-	(107)
At 30 June 2024	167	2,644	(15)	40	(16)	402	574	3,796	15	3,811

1.   Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2024

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

2023 half year
At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415
Profit for the period	-	-	-	-	-	-	186	186	1	187
Other comprehensive income / (expense)	-	-	-	-	2	(287)	(19)	(304)	(1)	(305)
Total comprehensive income / (expense)	-	-	-	-	2	(287)	167	(118)	-	(118)
Equity-settled transactions	-	-	-	-	-	-	20	20	-	20
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(25)	-	-	-	-	(25)	-	(25)
Release of treasury shares	-	-	20	-	-	-	(20)	-	-	-
Dividends	-	-	-	-	-	-	(106)	(106)	-	(106)
At 30 June 2023	179	2,635	(20)	28	(11)	422	942	4,175	13	4,188

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2024

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

2023 full year
At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415
Profit for the period	-	-	-	-	-	-	378	378	2	380
Other comprehensive income / (expense)	-	-	-	-	1	(298)	(65)	(362)	(1)	(363)
Total comprehensive income / (expense)	-	-	-	-	1	(298)	313	16	1	17
Equity-settled transactions	-	-	-	-	-	-	40	40	-	40
Tax on equity-settled transactions	-	-	-	-	-	-	1	1	-	1
Issue of ordinary shares	-	9	-	-	-	-	-	9	-	9
Buyback of equity	(5)	-	-	5	-	-	(304)	(304)	-	(304)
Purchase of treasury shares	-	-	(35)	-	-	-	-	(35)	-	(35)
Release of treasury shares	-	-	31	-	-	-	(31)	-	-	-
Dividends	-	-	-	-	-	-	(155)	(155)	-	(155)
At 31 December 2023	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2024

all figures in £ millions	note	2024	2023	2023
		half year	half year	full year

Cash flows from operating activities
Profit before tax		212	236	493
Net finance costs / (income)		7	(17)	5
Depreciation and impairment - PPE, investment property and assets held for sale		40	38	90
Amortisation and impairment - software		61	64	123
Amortisation and impairment - acquired intangible assets		20	24	46
Other net gains and losses		5	7	13
Product development capital expenditure		(130)	(144)	(300)
Product development amortisation		144	137	284
Share-based payment costs		23	19	40
Change in inventories		1	(9)	9
Change in trade and other receivables		(34)	(20)	(24)
Change in trade and other liabilities		(164)	(187)	(20)
Change in provisions for other liabilities and charges		(12)	(45)	(61)
Other movements		12	3	(16)
Net cash generated from operations		185	106	682
Interest paid		(41)	(34)	(60)
Tax paid		(69)	(59)	(97)
Net cash generated from operating activities		75	13	525
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	10	(38)	(173)	(171)
Acquisition of joint ventures and associates		-	(5)	(5)
Purchase of investments		(7)	(6)	(8)
Purchase of property, plant and equipment		(18)	(16)	(30)
Purchase of intangible assets		(40)	(47)	(96)
Disposal of subsidiaries, net of cash disposed	11	(6)	(19)	(38)
Proceeds from sale of investments		-	3	7
Proceeds from sale of property, plant and equipment		6	1	5
Lease receivables repaid including disposals		9	8	15
Interest received		13	10	20
Net cash used in investing activities		(81)	(244)	(301)
Cash flows from financing activities
Proceeds from issue of ordinary shares		2	2	9
Buyback of equity		(278)	-	(186)
Settlement of share based payments		(37)	(25)	(35)
Repayment of borrowings		-	-	(285)
Proceeds from borrowings		495	220	285
Repayment of lease liabilities		(39)	(42)	(84)
Dividends paid to company's shareholders		(107)	(106)	(154)
Net cash generated from / (used in) financing activities		36	49	(450)
Effects of exchange rate changes on cash and cash equivalents		(7)	(13)	(8)
Net increase / (decrease) in cash and cash equivalents		23	(195)	(234)
Cash and cash equivalents at beginning of period		309	543	543
Cash and cash equivalents at end of period		332	348	309

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority and in accordance with UK-adopted IAS 34 'Interim Financial Reporting'. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2023, which were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 and in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRS accounting standards as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2023 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

No new standards and interpretations that apply to annual reporting periods beginning on or after 1 January 2024 have had a material impact on the financial position of the Group.

In assessing the Group's ability to continue as a going concern for the period until 31 December 2025, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2024, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2025. At 30 June 2024, the Group had available liquidity of c£0.5bn, comprising central cash balances and the undrawn element of its $1bn Revolving Credit Facility (RCF) maturing February 2027. During the period under evaluation, the Group has a €300m bond (converted to c£260m) due for repayment in May 2025 and the model assumes that this is refinanced with a similar sized bond in 2024. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence and to meet its liabilities as they fall due for the assessment period to 31 December 2025. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2023 Annual Report.

The financial information for the year ended 31 December 2023 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2023 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006. The condensed consolidated financial statements and related notes for the six months to 30 June 2024 are unaudited but have been reviewed by the auditors and their review opinion is included at the end of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

2.     Segment information

The Group has five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses, most of which were disposed in 2022 with the remainder being wound down in 2023, were being managed as a separate division, known as Strategic Review. There are no longer any reported results for the Strategic Review division.

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Sales
Assessment & Qualifications	811	796	1,559
Virtual Learning	254	373	616
English Language Learning	188	184	415
Workforce Skills	143	140	220
Higher Education	358	379	855
Strategic Review	-	7	9
Total sales	1,754	1,879	3,674

Adjusted operating profit
Assessment & Qualifications	187	174	350
Virtual Learning	31	47	76
English Language Learning	4	8	47
Workforce Skills	29	21	(8)
Higher Education	(1)	(1)	110
Strategic Review	-	1	(2)
Total adjusted operating profit	250	250	573

There were no material inter-segment sales.

The following table reconciles the Group's measure of segmental performance, adjusted operating profit, to statutory operating profit:

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Adjusted operating profit	250	250	573
Intangible charges	(20)	(24)	(48)
UK pension discretionary increases	(5)	-	-
Other net gains and losses	(6)	(7)	(16)
Property charges	-	-	(11)
Operating profit	219	219	498

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

2.     Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

	2024 half year
Courseware
Products transferred at a point in time	28	-	60	-	91	-	179
Products and services transferred over time	9	-	6	-	267	-	282
	37	-	66	-	358	-	461
Assessments
Products transferred at a point in time	93	-	3	3	-	-	99
Products and services transferred over time	681	-	97	120	-	-	898
	774	-	100	123	-	-	997
Services
Products transferred at a point in time	-	-	12	-	-	-	12
Products and services transferred over time	-	254	10	20	-	-	284
	-	254	22	20	-	-	296

Total sales	811	254	188	143	358	-	1,754

	2023 half year
Courseware
Products transferred at a point in time	30	-	51	1	108	7	197
Products and services transferred over time	10	-	5	-	268	-	283
	40	-	56	1	376	7	480
Assessments
Products transferred at a point in time	96	-	3	11	-	-	110
Products and services transferred over time	660	-	103	105	-	-	868
	756	-	106	116	-	-	978
Services
Products transferred at a point in time	-	-	11	-	-	-	11
Products and services transferred over time	-	373	11	23	3	-	410
	-	373	22	23	3	-	421

Total sales	796	373	184	140	379	7	1,879

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

2.     Segment information continued
all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

	2023 full year
Courseware
Products transferred at a point in time	57	-	135	2	254	9	457
Products and services transferred over time	20	-	15	-	595	-	630
	77	-	150	2	849	9	1,087
Assessments
Products transferred at a point in time	198	-	5	5	-	-	208
Products and services transferred over time	1,284	-	204	170	-	-	1,658
	1,482	-	209	175	-	-	1,866
Services
Products transferred at a point in time	-	-	35	-	-	-	35
Products and services transferred over time	-	616	21	43	6	-	686
	-	616	56	43	6	-	721

Total sales	1,559	616	415	220	855	9	3,674

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business but excludes charges for acquired intangibles amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation where relevant, property charges and one-off costs related to the UK pension scheme.

Intangible charges - These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in the first half of 2024 were £20m compared to a charge of £24m in the equivalent period in 2023.

UK pension discretionary increases - Charges in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses - These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year on year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2024 relate to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. Other net gains and losses in the first half of 2023 relate largely to the gain on disposal of the POLS business and a gain related to the release of a provision related to a historical acquisition, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions.

Property charges - In the second half of 2023, charges of £11m relate to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes. There are no such charges in the first half of 2024.

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major reorganisation programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

3.     Net finance income / costs

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Net finance (costs) / income	(7)	17	(5)
Net finance income in respect of retirement benefits	(11)	(13)	(26)
Interest on deferred and contingent consideration	1	2	4
Fair value movements on investments held at FVTPL	8	(5)	(13)
Net foreign exchange gains	-	(4)	(3)
Fair value movements on derivatives	(12)	(9)	10
Net interest payable reflected in adjusted earnings	(21)	(12)	(33)

Analysed as:
Finance costs	(57)	(36)	(81)
Finance income	50	53	76
Net finance (costs) / income	(7)	17	(5)

Net interest payable is the finance cost measure used in calculating adjusted earnings. Net interest payable primarily consists of interest costs related to bonds, the RCF and lease liabilities, partially offset by interest income on cash deposits and lease receivables. Net interest payable at 30 June 2024 has increased when compared to 30 June 2023 due to increased borrowings and a reduction in returns on cash deposits.

The above table reconciles net finance income to net interest payable.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as FVTPL, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group.

Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

4.     Income tax

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Income tax charge	(54)	(49)	(113)
Tax on property charges	-	-	(3)
Tax on other net gains and losses	-	(8)	(10)
Tax on intangible charges	(5)	(6)	(11)
Tax on UK pension discretionary increases	(1)	-	-
Tax on other net finance income	4	7	7
Tax amortisation benefit on goodwill and intangibles	2	2	4
Tax benefit on UK tax rate change	-	-	1
Other tax items	-	-	1
Adjusted income tax charge	(54)	(54)	(124)

Adjusted profit before tax	229	238	540

Tax rate reflected in statutory earnings	25.5%	20.8%	24.5%
Tax rate reflected in adjusted earnings	23.6%	22.7%	23.0%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 2). The adjusted tax charged in the period ended 30 June 2024 has been calculated by applying management's best estimate of the weighted average annual effective rate of tax which is expected to apply to the Group for the year ended 31 December 2024 to the adjusted profit before tax for the period ended 30 June 2024. Adjusting items have been tax effected on an item by item basis based on the applicable statutory tax rate in the country to which the item relates.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

The statutory tax charge in the period ended 30 June 2024 is higher than the period ended 30 June 2023 due to a tax credit being recognised on the disposal of the POLS business in 2023 which is not recurring in 2024.

The Group is within the scope of the UK legislation in relation to Pillar Two which was effective from 1 January 2024. Based on the most recent forecast financial information available for the constituent entities in the Group, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply and the Pillar Two effective tax rate is close to 15%. There is no material impact of the Pillar Two legislation for the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

5.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Earnings for the period	158	187	380
Non-controlling interest	(1)	(1)	(2)
Earnings attributable to equity shareholders	157	186	378

Weighted average number of shares (millions)	680.5	714.0	711.5
Effect of dilutive share options (millions)	6.9	5.0	5.8
Weighted average number of shares (millions) for diluted earnings	687.4	719.0	717.3

Earnings per share
Basic	23.1p	26.1p	53.1p
Diluted	22.8p	25.9p	52.7p

6.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables users of the accounts to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major reorganisation programmes and certain other items that are also not representative of underlying performance (see notes 2, 3 and 4 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3 and 4.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

6.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Property charges	UK pension discretionary increases	Other net gains and losses	Intangible charges	Other net finance costs	Other tax items	Adjusted income statement

	2024 half year
Operating profit	2	219	-	5	6	20	-	-	250
Net finance income / (costs)	3	(7)	-	-	-	-	(14)	-	(21)
Profit / (loss) before tax		212	-	5	6	20	(14)	-	229
Income tax	4	(54)	-	(1)	-	(5)	4	2	(54)
Profit / (loss) for the year		158	-	4	6	15	(10)	2	175
Non-controlling interest		(1)	-	-	-	-	-	-	(1)
Earnings / (loss)		157	-	4	6	15	(10)	2	174

Weighted average number of shares (millions)									680.5
Weighted average number of shares (millions) for diluted earnings									687.4

Adjusted earnings per share (basic)									25.6p
Adjusted earnings per share (diluted)									25.3p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

6.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Property charges	UK pension discretionary increases	Other net gains and losses	Intangible charges	Other net finance costs	Other tax items	Adjusted income statement

	2023 half year
Operating profit	2	219	-	-	7	24	-	-	250
Net finance income / (costs)	3	17	-	-	-	-	(29)	-	(12)
Profit / (loss) before tax		236	-	-	7	24	(29)	-	238
Income tax	4	(49)	-	-	(8)	(6)	7	2	(54)
Profit / (loss) for the year		187	-	-	(1)	18	(22)	2	184
Non-controlling interest		(1)	-	-	-	-	-	-	(1)
Earnings / (loss)		186	-	-	(1)	18	(22)	2	183

Weighted average number of shares (millions)									714.0
Weighted average number of shares (millions) for diluted earnings									719.0

Adjusted earnings per share (basic)									25.6p
Adjusted earnings per share (diluted)									25.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

6.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Property charges	UK pension discretionary increases	Other net gains and losses	Intangible charges	Other net finance costs	Other tax items	Adjusted income statement

	2023 full year
Operating profit	2	498	11	-	16	48	-	-	573
Net finance income / (costs)	3	(5)	-	-	-	-	(28)	-	(33)
Profit / (loss) before tax		493	11	-	16	48	(28)	-	540
Income tax	4	(113)	(3)	-	(10)	(11)	7	6	(124)
Profit / (loss) for the year		380	8	-	6	37	(21)	6	416
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings / (loss)		378	8	-	6	37	(21)	6	414

Weighted average number of shares (millions)									711.5
Weighted average number of shares (millions) for diluted earnings									717.3

Adjusted earnings per share (basic)									58.2p
Adjusted earnings per share (diluted)									57.7p

7.     Dividends

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	107	106	155

The directors are declaring an interim dividend of 7.4p per equity share, payable on 16 September 2024 to shareholders on the register at the close of business on 9 August 2024. This interim dividend, which will absorb an estimated £49m of shareholders' funds, has not been included as a liability as at 30 June 2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

8.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2024	2023	2023
	half year	half year	full year

Average rate for profits	1.26	1.24	1.25
Period end rate	1.26	1.27	1.27

9.     Non-current intangible assets

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Goodwill	2,436	2,441	2,434
Other intangibles	614	685	657
Non-current intangible assets	3,050	3,126	3,091

There were no significant acquisitions or disposals in 2024.

In 2023, business combinations resulted in the recognition of additional goodwill of £61m and intangible assets of £117m (see note 10 for further details).

In 2023, business disposals resulted in the disposal of £53m of intangible assets (see note 11 for further details). A relative value method was used to allocate goodwill to the disposed business in the Virtual Learning CGU aggregation. The result of this was that no goodwill was allocated to the disposed business.

Other movements in the goodwill balance relate to foreign exchange differences. Other movements in the intangibles balance relate to additions, amortisation and foreign exchange differences.

The Group has assessed its remaining goodwill and intangibles for impairment triggers and concluded that a full goodwill impairment review is not required at 30 June 2024.

The 2023 Annual Report sets out the key assumptions by segment. The discount rate, perpetuity growth rate and other assumptions used in the impairment review, and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2023 Annual Report.

There were no impairments to acquisition related or other intangibles in the first half of 2024 or 2023.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

10.     Business combinations

There have been no significant acquisitions of subsidiaries in H1 2024.

On 22 March 2023, the Group acquired 100% of the share capital of Personnel Decisions Research Institutes, LLC ('PDRI') for cash consideration of £152m ($187m). There was no contingent or deferred consideration. Net assets acquired of £91m were recognised on the Group's balance sheet including £117m of acquired intangible assets mainly relating to customer relationships and contracts, and technology that will be amortised over periods up to 15 years, and were valued by a third party specialist. The transaction resulted in the recognition of £61m of goodwill. Details of the fair values of the assets that were acquired and the consideration were set out in the 2023 Annual Report.

The net cash outflow relating to acquisitions in the period is shown in the table below and relates to deferred payments for prior year acquisitions, mainly arising from the acquisitions of Credly and Mondly in 2022.

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Cash - current year acquisitions	-	(152)	(152)
Cash and cash equivalents acquired	-	4	4
Deferred payments for prior year acquisitions and other items	(38)	(25)	(23)
Net cash outflow on acquisitions	(38)	(173)	(171)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

11.     Disposals and business closures

There have been no disposals of subsidiaries in H1 2024.

On 30 June 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. The business disposed excluded Pearson's contract with ASU. The consideration to be received is deferred and comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years from the disposal date and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The consideration was valued at £12m and a pre-tax gain on disposal of £13m was recognised for the year ended 31 December 2023.

The net cash outflow relating to disposals in the period is shown in the table below.

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Proceeds - current year disposals	-	1	1
Cash and cash equivalents disposed	-	(12)	(12)
Costs and other disposal liabilities paid	(6)	(8)	(27)
Net cash outflow from disposals	(6)	(19)	(38)

In addition, the Group sold part of its investment in its associate, Academy of Pop, for £4m (which has not yet been paid), resulting in a gain of £2m. The remaining stake is now classified as a financial investment. In 2023, the Group paid £5m relating to the Group's initial capital contribution.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

12.     Net debt

all figures in £ millions	2024	2023	2023
	half year	half year	full year

Non-current assets
Derivative financial instruments	4	41	32
Trade and other receivables - investment in finance lease	73	90	82
Current assets
Derivative financial instruments	55	17	16
Trade and other receivables - investment in finance lease	19	17	18
Cash and cash equivalents (excluding overdrafts)	332	355	312
Non-current liabilities
Borrowings	(1,300)	(1,308)	(1,094)
Derivative financial instruments	(3)	(43)	(38)
Current liabilities
Borrowings	(313)	(75)	(67)
Derivative financial instruments	(44)	(5)	(5)
Net debt	(1,177)	(911)	(744)

Included in borrowings at 30 June 2024 are lease liabilities of £521m (non-current £458m, current £63m). This compares to lease liabilities of £561m (non-current £492m, current £69m) at 30 June 2023 and £547m (non-current £483m, current £64m) at 31 December 2023. The net lease liability at 30 June 2024 after including the investment in finance leases noted above was £429m (2023 half year: £454m, 2023 full year: £447m). Net debt excluding net lease liabilities is £748m (2023 half year: £457m, 2023 full year: £297m).

In 2024, the increase in borrowings primarily reflects the additional drawdown on the revolving credit facility of £495m, partially offset by the repayment of lease liabilities of £39m. In 2023, the movement on borrowings primarily reflects the drawdown on the revolving credit facility of £220m and the repayment of lease liabilities of £42m.

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts of £nil (at 30 June 2023: £7m; 31 December: £3m) which are repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

13.     Classification of assets and liabilities measured at fair value
	Level 1	Level 2	---Level 3---		Total fair value
all figures in £ millions	FVTPL - Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL - Investments and Other

2024 half year

Investments in unlisted securities	-	-	26	115	141
Cash and cash equivalents	42	-	-	-	42
Derivative financial instruments	-	59	-	-	59
Deferred and contingent consideration	-	-	-	12	12
Total financial assets held at fair value	42	59	26	127	254

Derivative financial instruments	-	(47)	-	-	(47)
Deferred and contingent consideration	-	-	-	(21)	(21)
Total financial liabilities held at fair value	-	(47)	-	(21)	(68)

2023 half year

Investments in unlisted securities	-	-	24	114	138
Cash and cash equivalents	39	-	-	-	39
Derivative financial instruments	-	58	-	-	58
Deferred and contingent consideration	-	-	-	12	12
Total financial assets held at fair value	39	58	24	126	247

Derivative financial instruments	-	(48)	-	-	(48)
Deferred and contingent consideration	-	-	-	(56)	(56)
Total financial liabilities held at fair value	-	(48)	-	(56)	(104)

2023 full year

Investments in unlisted securities	-	-	23	120	143
Cash and cash equivalents	31	-	-	-	31
Derivative financial instruments	-	48	-	-	48
Deferred and contingent consideration	-	-	-	12	12
Total financial assets held at fair value	31	48	23	132	234

Derivative financial instruments	-	(43)	-	-	(43)
Deferred and contingent consideration	-	-	-	(57)	(57)
Total financial liabilities held at fair value	-	(43)	-	(57)	(100)

There have been no transfers in classification during the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

13.     Classification of assets and liabilities measured at fair value continued

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as FVTPL under IFRS 9 with the fair value movements recognised as finance income or cost.

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of our investments in unlisted securities are determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed.

Level 3 assets also include the contingent consideration receivable in respect of the sale of the POLS business, which comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years from the disposal date and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The valuation of the deferred consideration has been determined on the basis of a discounted cash flow model, and valued by a third-party specialist. The key inputs into the discounted cash flow model are the estimates of adjusted EBITDA for the 6 year period and the estimate of the valuation of the business thereafter. Reasonably possible changes in assumptions for the inputs into the model would not have a material impact on the carrying value of the contingent consideration, and therefore sensitivities have not been disclosed. The deferred and contingent consideration payable in respect of prior year acquisitions is measured as the net present value of the expected cashflows.

The movements in fair values of level 3 financial assets measured at fair value, being principally the investments in unlisted securities and contingent consideration receivable, are shown in the table below:

all figures in £ millions	2024	2023	2023
	half year	half year	full year

At beginning of period	155	136	136
Exchange differences - OCI	1	(5)	(5)
Additions	9	18	20
Disposals and repayments	-	(6)	(10)
Fair value movements - Income Statement	(8)	5	13
Fair value movements - OCI	(4)	2	1
At end of period	153	150	155

The movement in the fair value of the deferred and contingent consideration payable is shown in the table below:

all figures in £ millions	2024	2023	2023
	half year	half year	full year

At beginning of period	(57)	(79)	(79)
Exchange differences	(1)	4	3
Fair value movements - Income Statement	(1)	(2)	(4)
Repayments	38	21	23
At end of period	(21)	(56)	(57)

The market value of the Group's bonds is £570m (30 June 2023: £540m; 31 December 2023: £579m) compared to their carrying value of £597m (30 June 2023: £596m; 31 December 2023: £611m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

14.     Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to free cash flow to net debt.

all figures in £ millions	Statutory measure	Cost of major reorganisation	Property charges	Other net gains and losses	UK pension discretionary increases	Intangible charges	Purchase/ disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure
			2024 half year
Operating profit	219	-	-	6	5	20	-	-	-	250	Adjusted operating profit
Net cash generated from operations	185	5	-	3	-	-	(52)	(12)	-	129	Operating cash flow
			2023 half year
Operating profit	219	-	-	7	-	24	-	-	-	250	Adjusted operating profit
Net cash generated from operations	106	46	-	-	-	-	(62)	(11)	-	79	Operating cash flow
			2023 full year
Operating profit	498	-	11	16	-	48	-	-	-	573	Adjusted operating profit
Net cash generated from operations	682	63	-	4	-	-	(121)	(41)	-	587	Operating cash flow

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

14.     Cash flows continued

all figures in £ millions	note	2024	2023	2023
		half year	half year	full year

Reconciliation of operating cash flow to closing net debt

Operating cash flow		129	79	587
Tax paid		(69)	(59)	(97)
Net finance costs paid		(28)	(24)	(40)
Cost paid for major reorganisation		(5)	(46)	(63)
Free cash flow		27	(50)	387
Dividends paid (including to non-controlling interest)		(107)	(106)	(154)
Net movement of funds from operations		(80)	(156)	233
Acquisitions and disposals		(54)	(200)	(219)
Net equity transactions		(313)	(23)	(212)
Other movements on financial instruments		14	25	11
Movement in net debt		(433)	(354)	(187)
Opening net debt		(744)	(557)	(557)
Closing net debt	12	(1,177)	(911)	(744)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2024

15.     Contingencies, tax uncertainties and other liabilities

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constitutes State Aid. An appeal by the UK Government and other parties was dismissed by the EU General Court on 8 June 2022. Following a further appeal heard in January 2024, on 11 April 2024 the Advocate General released their (non-binding) expert opinion finding in favour of the UK Government and other parties. We now await the final binding judgement. The total exposure is calculated to be £105m (excluding interest) with a provision of £63m held in relation to this issue. The remaining tax receivable is disclosed as a non-current asset on the balance sheet. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£105m). This issue is specific to periods up to 2018 and is not a continuing exposure.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,345m (£192m) for periods up to 30 June 2024, with additional potential exposure of BRL 24m (£3m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

The Group is also under assessment from the UK tax authorities for the years 2019 to 2021. The maximum exposure is calculated to be £43m with a provision of £21m currently held. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£43m). The points being assessed are specific to 2019 to 2021 and do not represent continuing exposures.

16.     Related parties

Related party transactions in the six months ended 30 June 2024 were substantially the same in nature to those disclosed in note 36 of the Annual Report and Accounts for the year ended 31 December 2023. All related party transactions are on an arm's length basis. There were no other material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

17.     Events after the balance sheet date

There have been no post balance sheet events.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standard 34 'Interim Financial Reporting' and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●         An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●       Material related party transactions in the first six months and any material changes in related party transactions described in the 2023 Annual Report.

The directors of Pearson plc are listed in the 2023 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

Tim Score - resigned 26 April 2024

A list of current directors is maintained on the Pearson plc website: www.pearsonplc.com.

By order of the Board

Omar Abbosh
Chief Executive
28 July 2024

Sally Johnson
Chief Financial Officer
28 July 2024

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Independent Review Report on the condensed consolidated interim financial statements

Conclusion

We have been engaged by Pearson plc (the Company) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidate cash flow statement and the explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, "Interim Financial Reporting".

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
28 July 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 July 2024
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary